April 18, 2005

Mail Stop 0409

      VIA U.S. MAIL AND FAX (864) 239-5824

Brian H. Shuman
Chief Financial Officer
Real Estate Associates Limited/CA, III, IV, V and VII
55 Beattie Place
P.O. Box 1089
Greenville, SC 29602

Re:	Real Estate Associates Limited/CA, III, IV, V and VII
	Form 10-KSB for the year ended December 31, 2004
      File No. 0-09262, 0-10673, 0-12439, 0-12438 and 0-13810

Dear Mr. Shuman:

      We have reviewed the above referenced filings and have the following comment for each filing. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the Year Ended December 31, 2004

Note 1 - Organization and Summary of Significant Accounting
Policies

Recent Accounting Pronouncements


1. We note that you adopted FIN 46(R) and you determined that you held variable interests in VIE`s for which each of the Partnerships were not the primary beneficiary. Please tell us how you determined that the interests the partnerships hold in the local limited partnerships are variable interests. In addition, please tell us how you determined that you were not considered the primary beneficiary considering that you own 95 to 99% of the local limited partnerships.
Reference is made to paragraphs 14 - 17 of FIN 46(R).



*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact James Webster, Staff Accountant, at (202)
824-
5574 or me, at (202) 942-2813 if you have questions.



						Sincerely,



Daniel Gordon
Accounting Branch Chief


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Real Estate Associates Limited/CA, III, IV, V and VII
April 18, 2005


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